MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company III, LLC

DATE:	December 20, 2007

RE:	CenterPoint Energy Transition Bond Company III, LLC
Registration Statement on Form S-3
Filed November 2, 2007
File No. 333-147114

Set forth below please find the responses of CenterPoint Energy Transition Bond Company III, LLC (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 26, 2007, with respect to the Form S-3 filed with the Commission by CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and the Company on November 2, 2007, File Nos. 333-147114 and 333-147114-01 (the “Registration Statement”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

We have revised the base prospectus and the prospectus supplement in response to the Staff’s comments and have also made other related revisions and updating changes where appropriate. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). References in this letter to the prospectus supplement and the base prospectus are to those documents as contained in Amendment No. 1. Marked copies of Amendment No. 1 showing changes from the initial Registration Statement will be sent via hand delivery to your attention as well.

December 20, 2007	2

Registration Statement on Form S-3

General

COMMENT:

1.	Please confirm that the sponsor or any issuing entity previously established, directly or indirectly, by the sponsor or any affiliate of the sponsor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the sponsor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

We confirm that the sponsor and each issuing entity that securitizes transition charges previously established, indirectly or directly, by the sponsor or any affiliate of the sponsor, have been current and timely with the applicable Exchange Act reporting for the last 12 months. The affiliates of the sponsor that have previously issued asset-backed securities involving the same asset class (i.e., transition property) are CenterPoint Energy Transition Bond Company, LLC (formerly Reliant Energy Transition Bond Company LLC) (“Bondco I”), whose CIK code is 0001098911, and CenterPoint Energy Transition Bond Company II, LLC (“Bondco II”), whose CIK code is 0001310914.

COMMENT:

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(1) of Regulation AB.

RESPONSE:

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

COMMENT:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

December 20, 2007	3

COMMENT:

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

We confirm that the base prospectus describes, and will at the time of effectiveness include, all assets, credit enhancements and other structural features currently contemplated to be included in an actual takedown.

COMMENT:

5.	When available, please provide us with a copy of the servicing agreement.

RESPONSE:

We confirm that we will provide you with a copy of the servicing agreement when it becomes available. A form of the servicing agreement will be filed as an exhibit to the Registration Statement.

COMMENT:

6.	Please confirm that no retail electric provider represents 10% or more of the assets or revise to provide the information required by Item 1112 of Regulation AB regarding significant obligors.

RESPONSE:

No retail electric provider (“REP”) is a “significant obligor” within the meaning of Regulation AB. REPs are not “obligors” within the meaning of Items 1101(i) and 1112 of Regulation AB. Moreover, even if considered “obligors” none represents 10% or more of the assets.

In the Texas competitive electric market, REPs operate as sellers of electricity and as middle men for the collection and payment of transition charges and other charges which are owed by the retail electric customers.

December 20, 2007	4

The Texas law governing securitization creates the transition property (the subject property or pool assets) and imposes the ultimate obligation to pay transition charges on retail electric customers, not the REPs. Although retail electric customers purchase electricity from REPs, the electricity is actually delivered to the customer by a transmission and distribution utility. The REPs are obligated to provide a single bill to each of their retail customers, but those bills include not only the cost of electricity but also transmission and distribution charges, nuclear decommissioning charges, transition charges, and other charges the transmission and distribution utility is authorized or required to collect. The REP is required under Texas law to pay to the servicer the transition charges imposed on the retail electric customers the REP serves.

The REPs are not “fixed” intermediaries in the system. The REPs’ role in collecting the transition charges is governed by guidelines and rules of the Public Utility Commission of Texas (the “PUCT”). REPs have no statutory obligation to continue to provide electric service to retail electric customers and retail electric customers have no obligation to continue to obtain service through a particular REP. Retail electric service in Texas is competitive, and REPs will gain and lose customers as a result of a variety of factors, including competition, its decision to cease participation in the market or events that disqualify them from continuing as a REP. Already, some REPs in Texas have abandoned the retail electric market while a number of new REPs have entered it. If a REP defaults or goes out of business, the retail electric customer will remain a consumer of electricity and will be switched to another REP. Regardless of what happens to the REP, the customer remains obligated to pay transition charges. The new REP that begins serving the customer will recover and pay the transition charges attributable to subsequent service to that customer, while the former REP is obligated to pay to the servicer transition charges attributable to the period during which it served the customer. In such role, the REP acts essentially as a middle man for the collection of transition charges paid by the retail electric customers. Material information concerning REPs and their role in the Texas market is included in the base prospectus as “additional or intermediate parties not specifically identified in this Regulation AB” pursuant to Item 1100(d)(1) of Regulation AB.

Even if REPs were considered “obligors” with respect to the transition charges, no REP currently has an obligation representing 10% or more of the assets. The transition property (i.e., the financial asset providing the payment stream — or the “assets”) is a single asset consisting of all of the transition charges to be collected over the life of the transition bonds and is not a revolving pool of receivables. Because bills for electric service are rendered monthly in arrears and the retail customer has a short period of time to pay the bill it receives, the accrued transition charges would generally represent approximately 45 days of electric service to the REP’s customer. Because the principal financial assets underlying an issue of transition bonds are the transition charges to be collected for retail electric service rendered during the life of the bonds (here currently expected to have a weighted average life for all tranches combined of approximately 7.3 years), and any REP’s obligation represents only approximately 45 days worth of electric service for a portion of the retail customers in the service area, no REP can be said to be obligated for 10% or more of the assets even if the REPs were considered to be obligors and not middle men.

December 20, 2007	5

COMMENT:

7.	We note that CenterPoint Energy Transition Bond Company III, LLC, which appears to be the issuing entity, is named as a registrant. Please note that the registrant should be either the depositor or, where there is not an intermediate transfer of assets from the sponsor to the issuing entity, the sponsor. See Section III.A.3.d of SEC Release 8518 and FN 155 to such release. Revise accordingly or advise.

RESPONSE:

Section III.A.3.d of SEC Release 33-8518 specifies that the depositor, or if there is no intermediate transfer of the assets from the sponsor to the issuing entity then the sponsor, must sign the registration statement. It also provides that in such circumstances such entity should, in its capacity as depositor or sponsor, be deemed the “issuer” for Securities Act purposes. Release 33-8518 does not, however, prohibit the issuing entity from also being a registrant. The transactional structure for electric utility rate reduction securitizations typically involves establishment of a special-purpose issuer which acquires the transition or other rate reduction bond property directly from the electric utility and then issues registered bonds. It is current market practice, and therefore we believe market expectation, for the special purpose issuers of these bonds to be registrants. That practice, among other things, helps clarify that the special-purpose issuer is the sole party obligated on the bonds. Examples of post-regulation AB rate reduction bond securitizations in which the special-purpose issuer has been named as a registrant include securitizations for FPL Recovery Funding LLC, Cleco Katrina/Rita Hurricane Recovery Funding LLC, Entergy Louisiana Hurricane Recovery Funding I, LLC, Entergy Gulf States Reconstruction Funding I, LLC, RSB Bondco LLC and JCP&L Transition Funding II LLC. The sponsor or depositor and the special purpose issuer filed as dual-registrants in all of these securitizations except JCP&L Transition Funding II LLC, where the special purpose issuer filed as the sole registrant. In fact, the comment letter received by Baltimore Gas and Electric Company in April 2007 regarding RSB Bondco LLC, specifically requested that RSB Bondco LLC be added as a co-registrant. Moreover, we believe that inclusion of the Company as a registrant is necessary to avoid investor confusion because the Company as the issuing entity and the obligor will be the entity in whose name subsequent filings required under the Securities Exchange Act of 1934 will be made. We believe that including both the Company and CenterPoint Houston as registrants addresses the requirements of Section III.A.3.d of SEC Release 33-8518, as well as any regulatory concerns that underlie that Release, while also conforming with precedent and expectations in this particular segment of the market.

December 20, 2007	6

Prospectus Supplement

Cover Page

COMMENT:

8.	Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. See Item 1102(h) of Regulation AB. For example, we note your reference on page 19 to an excess funds and a capital subaccount to be used for credit enhancement. Revise accordingly and make corresponding changes to your summary section. See Item 1103(a)(3)(ix) of Regulation AB.

RESPONSE:

We acknowledge the Staff’s comment and have revised the cover page accordingly. For disclosure describing credit enhancement for the transaction in the prospectus supplement, please refer to “Summary of Terms—Credit enhancement/security,” “—State pledge,” “—Statutory true-up mechanism for payment of scheduled principal and interest,” “—Nonbypassable transition charges,” and “—Priority of distributions” on pages S-3 – S-5 of the prospectus supplement included in Amendment No. 1.

Summary of Terms, page S-2

COMMENT:

9.	As a follow-up to comment 8 above, please revise your summary disclosure to briefly describe any credit enhancement for the transaction. See Item 1103(a)(3) (ix) of Regulation AB.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Indenture Trustee, page S-3

COMMENT:

10.	We note the disclosure here that Deutsche Bank Trust Company Americas will be the indenture trustee. If so, please update the prospectus supplement to provide the disclosure required by Item 1109 of Regulation AB. Otherwise, please revise or advise as appropriate.

December 20, 2007	7

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see pages S-3 and S-15 of the prospectus supplement and page 63 of the base prospectus).

Base Prospectus

COMMENT:

11.	We note in various sections of the base prospectus your statements, “unless otherwise specified in the applicable prospectus supplement” or “unless otherwise specified in the prospectus supplement,” which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features and credit enhancement that you reasonably contemplate including in the offering.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see pages 9, 10, 48, 52 and 88 of the base prospectus).

About this Prospectus, page 1

COMMENT:

12.	We note your disclosure that the prospectus supplement may also “add,” “update” or “change” the information contained in the base prospectus. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see page 1 of the base prospectus).

Prospectus Summary, page 3

Credit Enhancement, page 10

COMMENT:

13.

Please revise to specify what you mean by your reference to additional forms of credit enhancement specified in the related prospectus supplement. Consistent with comment 8 above, the base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual

December 20, 2007	8

takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements. Please also make the necessary revisions to the disclosure on page 46.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the base prospectus describes all credit enhancements currently contemplated to be included in an actual takedown. References to additional credit enhancements, which may be included in a prospectus supplement, have therefore been deleted per your request.

COMMENT:

14.	We note your reference to surety bonds and letters of credit in this section and your reference to third-party support on page 46. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

RESPONSE:

We acknowledge the Staff’s comment and have eliminated references to such third-party credit enhancement in the base prospectus.

Allocations as Between Series, page 11

COMMENT:

15.	We note that while the collateral securing one series of bonds is separate from the collateral securing another series of bonds, the trustee will allocate, pro rata, any shortfalls in interest collections of transition charges ratably among the transition bonds (including the transition charges relating to other transition bonds). Please explain to us why this is consistent with the disclosure in the first paragraph on page 11 which says that “the holders of one series of transition bonds will have no recourse to collateral for a different series.”

RESPONSE:

Statutorily created transition property is the collateral for the transition bonds. The transition property securing Bondco I’s transition bonds and the transition property securing Bondco II’s transition bonds are legally separate from the transition property that is securing the transition bonds to be offered and sold by the Company pursuant to the Registration Statement and each issuing entity holds such property as the owner of the transition property under the Texas Public Utility Regulatory Act. The transition charges used to pay principal, interest and other related costs of the Bondco I transition bonds and the transition charges used to pay principal, interest and other related costs of the Bondco II transition bonds are not available to pay any debt service on any transition bonds to be

December 20, 2007	9

issued by the Company. Similarly, no transition charges securing the transition bonds to be issued by the Company are available to pay any debt service on any series of transition bonds issued by Bondco I or Bondco II. However, the transition charges owing to each of Bondco I and Bondco II and the transition charges owing to the Company are imposed on and paid by the same retail electric customers. Each customer will receive a single bill which includes not only all of the transition charges but also delivery charges and other charges paid to CenterPoint Houston. Under the existing financing orders and the utility tariffs, if a customer pays only a portion of its bill, any shortfall must be allocated ratably based on the amounts owed for transition charges and the amounts owed for other fees and charges, other than late charges. Shortfalls in transition charges must similarly be allocated ratably based on the amounts of transition charges billed for each of Bondco I and Bondco II and the transition charges billed for the Company. None of the entities has recourse to any other entity’s property, although there is a pre-existing arrangement under the tariffs which as an accounting convention defines how much of the commingled stream is deemed attributable to each entity’s transition charges if a customer does not pay all amounts owing by it under the consolidated bill. If a shortfall does occur, each of Bondco I, Bondco II and the Company has an independent right and obligation at the time of its next true-up adjustment to re-set its own transition charges, to the extent necessary, to recover the portion of the shortfall which it bore as a result of the pro rata allocation.

Risk Factors, page 13

COMMENT:

16.	Please provide risk factor disclosure of the extent to which any optional redemption may adversely affect the yield on the bonds.

RESPONSE:

We have revised the indenture such that it no longer allows for the possibility of optional redemption. Accordingly, we have deleted references to possible optional redemption from the base prospectus.

Other Risks Associated with an Investment in Transition Bonds, page 21

COMMENT:

17.	We note your disclosure that CenterPoint Houston will not be obligated to repurchase any transition property in the event of a breach of any of its representations, warranties or covenants regarding the transition property. If there are any circumstances under which assets may otherwise be added, removed or substituted, please disclose in summary. See Item 1103(a)(6) of Regulation AB.

December 20, 2007	10

RESPONSE:

We are not aware of any circumstances under which assets may otherwise be added, removed or substituted.

CenterPoint Houston’s Financing Order, page 28

COMMENT:

18.	We note your assertion that the true-up mechanism and state pledge effectively minimize or eliminate any credit risks associated with the bonds. Have you considered any disclosure about events such as bankruptcies of the service providers, the Supreme Court of Texas finding the Restructuring Act and/or the financing order(s) unconstitutional, or a natural disaster in the service area where all of the customers are displaced for years?

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see page 28 of the base prospectus). In this connection we have enhanced the cross reference to the Risk Factor section generally and to the specific risks you mention. In connection with the decision to include the statement in the Registration Statement we have considered, among other things:

•

the risk factors section in the Registration Statement, including, among others, those relating to (i) future judicial or government action or inaction, (ii) inaccurate consumption forecasting or unanticipated delinquencies or charge-offs and (iii) bankruptcies of CenterPoint Houston, a successor servicer and any retail electric provider;

•

in 2001, the Texas Supreme Court unanimously rejected a challenge based on provisions of the Texas Constitution to the securitization provisions of the 1999 utility restructuring amendments to the Texas Public Utility Regulatory Act. In that case, the Court also upheld the challenged financing order in its entirety;

•

the Company’s financial advisors have stressed their financial model of transition charges and payments of interest and principal on the transition bonds to take into account significant deviations from projected transition charge revenues. One of the various stress tests run assumes that no electricity is consumed in CenterPoint Houston’s service territory for three months. Even without a single kilowatt being consumed by any retail electric customer in the CenterPoint Houston service territory for three months, the model shows that there would not be a principal or interest payment default. This is in part because interest is payable semi-annually and principal is due sequentially and at the final maturity date of each tranche;

•

with respect to the Katrina/New Orleans risk of a permanent loss of customers, we note that our ability to increase transition charges to remaining customers will enable us to adjust expected transition charge revenues to debt service schedules; and

December 20, 2007	11

•	the substance of the statement (other than the clarifying parenthetical) appears as a Finding of Fact of the PUCT in its Financing Order dated September 18, 2007 relating to the transition bonds.

The Seller, Initial Servicer and Sponsor of the Transition Property, page 32

COMMENT:

19.	We note the repeated references to CenterPoint Houston as the initial servicer. If there are plans to replace it as servicer, please disclose here.

RESPONSE:

While the Servicing Agreement will provide that a successor servicer can be appointed in certain circumstances, we confirm that there are currently no plans to replace CenterPoint Houston as servicer.

How CenterPoint Houston Forecasts the Number of Retail Electric Customers and the Amount of Electricity Usage, page 36

COMMENT:

20.	Disclose whether these same forecasting procedures will be used for determining the expected amortization schedule for each series of bonds.

RESPONSE:

We confirm that the expected amortization schedule for each series of transition bonds will utilize CenterPoint Houston’s most recent forecasts and these will utilize the same forecasting procedures set forth in “How CenterPoint Houston Forecasts the Number of Retail Electric Customers and the Amount of Electricity Usage” regarding the number of retail electric customers in CenterPoint Houston’s service territory, the amount of electricity consumed by retail electric customers in CenterPoint Houston’s service territory and the amount of write-offs of transition charge payments by retail electric providers.

Days Sale Outstanding, page 39

COMMENT:

21.	Please provide a brief explanation of the “Days Sales Outstanding” table.

December 20, 2007	12

RESPONSE:

Days sales outstanding is a measure of the average number of days that CenterPoint Houston takes to collect its revenue. The average number of days for the collection of transition charges relating to a series of transition bonds is expected to be similar to CenterPoint Houston’s revenue collection experience. The days sales outstanding numbers in the table on page 39 of the base prospectus included in Amendment No. 1 were generally calculated using the following formula which we calculated as follows: total amount billed as of December 31 divided by the total revenues for the related calendar year times the number of days in the related calendar year. The formula was modified slightly for 2002 because, due to CenterPoint Houston’s transition from an integrated electric utility to an electric distribution company, only eleven months of revenue rather than a full year of revenue were considered in the denominator and the number of days in the eleven-month period considered in the multiplier. We have revised the Registration Statement on page 39 of the base prospectus to include a brief explanation of days sales outstanding.

Credit Enhancement for the Transition Bond, page 45

COMMENT:

22.	We note the disclosure that a financial guaranty insurance policy may be a form of credit enhancement in an issuance of transition bonds. Please provide bracketed disclosure in the prospectus supplement regarding financial information if the entity is liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any class of securities. Refer to Item 1114(b) of Regulation AB.

RESPONSE:

We acknowledge the Staff’s comment. The financial guaranty insurance policy will not be a form of credit enhancement in the issuance of the transition bonds. Accordingly, we have deleted references to such insurance policy from the Registration Statement.

The Servicing Agreements, page 70

COMMENT:

23.	We note that CenterPoint Houston appears to be the custodian of the files relating to the transition property transferred to the issuing entity. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

RESPONSE:

The Servicing Agreement provides that CenterPoint Houston must keep on file, all transition property documentation, including copies of the financing order and all

December 20, 2007	13

documents filed with the PUCT in connection with any transition charges adjustments, in order to assure uniform quality in servicing the transition property and to reduce administrative costs. Unlike most other classes of securitized assets, such as promissory notes, transition charges are not created by instruments, mortgages or other physical documentation and therefore do not require any additional safekeeping or preservation processes.

Intercreditor Agreement, page 78

COMMENT:

24.	We note that while the collateral securing the bonds issued by Transition Bond Company I and Transition Bond Company II is separate from the collateral securing the bonds being offered under this registration statement, you will allocate any shortfalls in collections of transition charges ratably among CenterPoint Houston’s special purpose Subsidiaries. Please explain to us why this is consistent with the definition of an asset-backed security. Revise or advise as appropriate.

RESPONSE:

As previously noted in the response to comment 15, the separate charges will be collected through a single bill that consolidates electric charges for a retail electric customer. However, the recovery of the transition charges for the transition bonds issued by the Company is based on the true-up mechanism established in the distinct financing order which governs the Company’s transition bonds. This collateral and legal entitlement is legally distinct and separate from the collateral and entitlements of Bondco I and Bondco II. The recovery of transition charges for Bondco I and Bondco II is in each case similarly governed by a financing order and rights and transition charges thereunder unique to that company. Servicing of the Company’s transition bonds is thus dependent on the discrete financial assets created by the financing order for the Company’s transition bonds. Thus, this arrangement is consistent with the definition of an asset-backed security.

Appendix A, page A-1

COMMENT:

25.	We suggest explicitly incorporating the Appendix into the text to remove any misunderstanding that it is not part of the prospectus or supplement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please refer to page 88 of the base prospectus.

December 20, 2007	14

Signatures

COMMENT:

26.	It does not appear that you have provided all the signatures required by Instruction 1 to Signatures on Form S-3 for CenterPoint Energy Transition Bond Company III, LLC. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment but believe that all the signatures required by Instruction 1 to Signatures on Form S-3 were provided in the initial filing of the Registration Statement. Mr. McClanahan is the sole manager of CenterPoint Houston. Therefore the Registration Statement was signed by CenterPoint Houston’s principal executive officer, principal financial officer and principal accounting officer and by all of its managers. At this time, the Company has no officers or managers other than Mr. Kilbride.

***

Please contact Margo Scholin (713-229-1110) or Tim Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.